April 30, 2009

Chris White
Branch Chief
United States Securities and Exchange Commission
Washington, D.C.
20549-7010

By fax and filing

Dear Sir:

Re:	TAMM Oil and Gas Corp.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed July 14, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, September 30, and December 1, 2008
Filed August 13, 2008, November 14 and 25, 2008 and February 17, 2009
File No. 0-52881
And letter of March 23, 2009

Form 10-K for the Fiscal Year Ended March 31, 2008 Business, page 4

Organizational, page 4

1.
You state when you created your wholly-owned subsidiary, Tamm Oil and Gas Corp., in November 2007, you "conducted a reverse merger" between Hola Communications, Inc. and Tamm Oil and Gas Corp. Please tell us what accounting entries were recorded to reflect this reverse merger, how the amounts therein were determined, and where and how your reflected the reverse merger in your financial statements.

RESPONSE COMMENTS:

We propose changing the referenced paragraph to the following:

We were originally formed on October 10, 2005 as Hola Communications, Inc. in the State of Nevada. We were formed to provide wireless broadband access in Northern Mexico and Southwestern California. In October 2007, we redirected our business focus to the oil and gas industry. In November 2007, the Company created a wholly owned Nevada subsidiary for the purpose of affecting a name change from Hola Communications, Inc. to Tamm Oil and Gas Corp.

Reports to Security Holders and Available Information, page 7

2.	In future filings, please refer to the location of the U.S. Securities and Exchange Commission at its current address, 100 F Street, NE, Washington, DC, 20549.

RESPONSE COMMENTS:

Noted and agreed

Management's Discussion and Analysis of Financial Condition and Results of Operations, page  15

Capital Commitments, page 17

3.
Please consider whether your information pertaining to accounts payable, accrued expenses and related party payables is appropriately depicted among your contractual obligations, as defined in Item 303(a)(5)(ii) of Regulation S-K.

RESPONSE COMMENTS:

Upon review of the requirements of Item 303(a)(5)(ii) of Regulation S-K, we have concluded that the table does not apply and should be deleted.  We do not have any long term debt, capital lease obligations, operating or purchase obligations at March 31, 2008.

Plan of Operation, page 20

4.
Your disclosure indicates the royalty agreement is subject to the condition of your completion of a private placement. Tell us whether this private placement occurred as of the date of your financial statements and how such placement was recorded. If such placement has not occurred, tell us why you recorded the royalty agreement as an asset in your March 31, 2008 balance sheet.

RESPONSE COMMENTS:

During the year ended March 31, 2008, we completed the sale of 1,280,000 shares for net proceeds of $1,600,000 and therefore met the requirement to complete a private placement financing of up to 2,600,000 shares at a price of $1.25 per unit

5.	Provide additional disclosure of the rights and obligations you have assumed or will assume under the royalty arrangement. Refer to the instructions to Item 303(a) of Regulation S-K.

RESPONSE COMMENTS:

We are entitled to receive under the royalty agreement 2% of the net revenues generated for the remaining term of the lease.  We do not have any obligations under the agreement.

Notes to Financial Statements, page F-7

Note 3 — Summary of Significant Accounting Policies, page F-7 General

6.	Provide disclosure of your accounting policy for the recognition and measurement of share-based payment transactions in exchange for intangible and other assets.

RESPONSE COMMENTS:

We propose adding the following

Stock based payments

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (revised 2004), “Share-Based Payment” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123R supersedes APB opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, "Statement of Cash Flows.” Generally, the approach in Statement 123R is similar to the approach described in Statement 123.  However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  Pro-forma disclosure is no longer an alternative. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” On April 14, 2005, the SEC amended the effective date of the provisions of this statement.  The effect of this amendment by the SEC is that the Company had to comply with Statement 123R and use the Fair Value based method of accounting no later than the first quarter of 2006. The Company implemented SFAS No. 123(R) on January 1, 2006 using the modified prospective method.

7.
We note that your royalty agreements are considered intangible assets. Provide all the disclosures required under SFAS 142, paragraphs 44-47, for intangible assets. In particular, disclose the facts and circumstances leading to any impairment, and a disclosure of your policy for the recognition and measurement of impairment loss for intangible assets.

RESPONSE COMMENTS:

We propose adding the following subgroup to our Note 2

The Company accounts for and reports acquired goodwill and other intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, the Company tests its intangible assets for impairment on an annual basis and when there is reason to suspect that their values have been diminished or impaired.  Any write-downs will be included in results from operations.

Exploration Stage Enterprise, page F-7

8.
The words "development" and "production" have very specific meanings under Regulation S-X, Rule 4-10 and Industry Guide 7. As you do not have any proven reserves as defined by those standards, please remove these terms throughout the document, including your financial statements and footnotes, and replace them as needed with the terms "explore" and "exploration."

RESPONSE COMMENTS:

  Noted and agreed

Oil Sands Properties, page F-8

9.
Please revise this disclosure to clearly describe your treatment of exploration costs prior to the establishment of proven reserves, and whether you intend to follow the successful efforts or full cost method for your oil sands properties. Refer to Regulation S-X, Rule 4-10 for further guidance.

RESPONSE COMMENTS:

We propose modifying the sub-section as follows:

Unconventional Oil Sands Properties

Acquisition, exploration and development of oil sands mining activities are capitalized when costs are recoverable and directly result in an identifiable future benefit following the full cost method of accounting. Improvements that increase capacity or extend the useful lives of assets are capitalized. Maintenance and turnaround costs are expensed as incurred.

Oil sands properties are assessed, at minimum annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

Capitalized costs are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves once determined by the independent petroleum engineers. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are  excluded from the depletion and depreciation calculation if and until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Depreciation, Depletion and Amortization, page F-8

10.
We note you do not report proven reserves as defined under Regulation S-X, Rule 4-10 and Industry Guide 7. Please revise your disclosure to discuss only the furniture and equipment you currently own that is subject to depreciation, depletion and amortization.

RESPONSE COMMENTS:

We propose deleting the following paragraph:

“Capitalized costs of oil sands mining activities are depreciated or depleted using the unit of production method. Acquisition costs are depreciated or depleted over proved and probable reserves. All other oil sands mining assets, including extraction and upgrading facilities, are depreciated or depleted over proved reserves. Depreciation and depletion commences with commercial production.”

Evaluation of Impairment of Long-lived Assets, page F-10

11.
Please revise this disclosure to clearly describe the treatment of your exploration costs prior to the establishment of proven reserves, and indicate whether you intend to follow the successful efforts or full cost method for your oil and natural gas properties. Also, please revise this disclosure to address your policy for evaluation of unproved properties, and remove all references regarding proven reserves.

RESPONSE COMMENTS:

We propose adding the following paragraph to footnote 3:

The Company follows the full cost method of accounting for oil and gas properties.  Under this method, all direct costs and certain indirect costs associated with acquisition of properties and successful as well as unsuccessful exploration and development activities are capitalized. Depreciation, depletion, and amortization of capitalized oil and gas properties and estimated future development costs, excluding unproved properties, are based on the unit-of-production method based on proved reserves.

Note 4 — Receivable from an Affiliated Entity, page F-10

12.	Remove the disclosure with regard to the estimate of barrels of oil contained on the property, if such estimate is not based on proven reserves.

RESPONSE COMMENTS:

Our SIC code is 1311 – This industry includes the production of oil through the mining and extraction of oil from oil shale and oil sands and the production of gas and hydrocarbon liquids through gasification, liquid faction, and pyrolysis of coal at the mine site.

Original Oil In Place (OOIP) is our understanding of the correct descriptor for unconventional heavy oil sands/shale properties under oilsands mining SEC rules.  The Engineering firm, Chapman Engineering was very specific to ensure the report complied with SEC rules and guidelines and our disclosure included their review. Those reports are on EDGAR.

OOIP is the descriptor which has been used in our filings and press.

Note 6 — Capital Stock and Warrants, page F-11  Common Stock, page F-12

13.
Please tell us the facts and circumstances you evaluated to conclude that the DWOG shares had a $54 million loss in value that is other than temporary, subsequent to date of the exchange. Refer to APB Opinion 18, paragraph 19(h).

RESPONSE COMMENTS:

On December 27, 2008, we entered into the Exchange Agreements with the intent to have an increased combined direct and indirect interest in the Sawn Lake Region.

After accepting the Exchange Agreements, however and during the time we were a stockholder of DWOG, DWOG failed to disclose required financial and other information so we have been unable to assess the value of the investment.

As described in Note 9 to our financial statements, Deep Well Oil & Gas, Inc. ("DWOG") filed a lawsuit in the United States District Court of Nevada. The litigation involves an alleged breach by us of federal securities law requirements for an alleged tender offer to DWOG shareholders, in addition to claims for fraud and defamation relating to certain press releases and securities law filings of the Company.

In evaluating our investment at March 31, 2008, we were unable to determine that the transaction could, in fact, be terminated and that we would be successful in our efforts for the return of our common shares issued or assess the value of the investment.  Therefore we determined that an impairment of our investment had occurred and the impairment was other than temporary.

Subsequent to this, the transaction has been terminated, the shares returned and the lawsuit filed by DWOG has been ruled “moot” by the United States District Court of Nevada.  Suits and countersuits by TAMM against DWOG for damages are ongoing.

Note 7 — Oil Sands Properties, page F-13

14.	Remove the reference to the determination of heavy oil in place, if such reference is not based on proven reserves.

RESPONSE COMMENTS:

 See response to item 12.

Controls and Procedures, page 23

15.
We note your restatement for the period ended December 31, 2007 in your Form 10-Q/A filed July 17, 2008. Please consider whether the restatement you reported in such amended filing impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the fiscal 2008 annual report or the amended quarterly report, and revise your disclosure as appropriate. If you conclude no change in your conclusion is required, provide a full explanation as part of your response.

RESPONSE COMMENTS:

We propose replacing Item 9A. with the following:

We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed in our periodic reports filed under the Securities Exchange Act of 1934, as amended, or 1934 Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer (principal financial officer) as appropriate, to allow timely decisions regarding required disclosure. During the quarter ended March 31, 2008 we carried out an evaluation, under the supervision and with the participation of our management, including the principal executive officer and the principal financial officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13(a)-15(e) under the 1934 Act. Based on this evaluation, because of the Company’s limited resources and limited number of employees, management concluded that, as of March 31, 2008, our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

One of the results has been the need to restate the unaudited financial statements for a certain period Q1 2007. The financial statements as originally filed for those periods should not be relied upon.

The company will take measures to remediate the failures in effectiveness of the controls and procedures.  Currently, the company has plans for certain actions, but they will take time to implement because of their cost.  As March 31, 2009, the Company continues to have a material weakness relating to the controls and procedures and as of that date, management believes that without engaging additional personnel, estimated to cost a minimum of approximately $300,000 per annum, we cannot remedy such material weakness. Management believes such expenditures cannot be justified at this time when the Company is still in the exploratory stage of operations and has no proved reserves, production or cash flow. When sufficient cash flow is being generated, management will review its position. Management believes its controls and procedures related to its financial and corporate information systems are appropriate for a company of its size and mandate and due to its internal expertise, it is not dependent upon the inherent risks in external third party management of such systems.

There can be no assurance when remediation will be complete, if at all.  Therefore, future reports may have statements indicating that the Company’s controls and procedures are not effective. Additionally, future financial statements may have to be restated if as a result of the ineffectiveness of controls and procedures the statements are inaccurate.
In addition, Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

CHANGES IN INTERNAL CONTROLS

Changes in Internal Controls, page 24

16.
You reported no significant changes in internal controls subsequent to the date of your evaluation. Please revise this to address any changes in internal controls over financial reporting that occurred in the fourth quarter of your fiscal year. Refer to Regulation S-K Item 308T(b).

RESPONSE COMMENTS:

We propose the following modification:
There were no changes in our internal controls or in other factors that could significantly affect these internal controls at the date of their evaluation.

Form 10-Q/A for the Period Ended September 30, 2008  Notes to Unaudited Condensed Financial Statements, page 8 Note 6 — Contingencies, page F-12

17.
You disclosed that you entered into a termination and rescission agreement with regard to the DWOG shares, as of July 1, 2008. Tell us why you have not reversed the effects of the original transaction and subsequent impairment recorded in your financial statements, as of December 31, 2007.

RESPONSE COMMENTS:

We determined we would not fairly present our financial position if we reversed the transaction in the quarter ended September 30, 2008 creating a $54 million profit/loss on return of our previously issued common shares once it was determined the shares would be returned.  We concluded an adjustment to equity would be more appropriate.

Engineering Comments

Oil Sands Properties, page F-13  Peace River Purchase, page F-13

18.
You state that the Company has received an engineering report for the determination of significant quantities of heavy oil in place. Please tell us what you mean by this statement and the meaning of the word significant.

RESPONSE COMMENTS:

Please note below our disclosures in our 10-Q/A for the period ended September 30, 2008 below.  As stated below, we have “recently commissioned” for an engineering report; not yet completed.  Within this disclosure, we do use the word “significant”.

Peace River Purchase

On May 28, 2008, the Company purchased 14 sections of petroleum and natural gas (“P&NG”) leases in the Peace River region of northern Alberta for $374,883 that are adjacent to the existing 21 sections of oil sands leases. With this latest acquisition, the Company now has a 100% working interest in 35 sections, or approximately 22,400 acres. An independent engineering report has recently been commissioned on the newly acquired adjacent 14 sections of leases, and for the determination of heavy oil in place for the entire 35 sections.

The Company provided a deposit of $71,306 towards drilling costs relating to the Peace River Purchase during the three month period ended September 30, 2008.

19.	Please disclose the name of the independent engineer that provided the engineering report regarding the oil in place on the oil sand leases. Please see instruction 4(B) to Item 102 of Regulation S-K.

RESPONSE COMMENTS:

The independent engineering report was compiled and completed by Chapman Engineering and was press released and filed on EDGAR on May 12, 2008 and was subsequently updated after the additional lands were acquired and rereleased and filed on June 23, 2008.

Corporate Website: (www.tammoilandgas.com)

20.
We note in various places on this website where you cite estimated volumes of original oil in place. In SEC filings you may only disclose proved oil and gas reserves. Other classifications, such as unproved reserves, resources or oil in place cannot be disclosed. On company websites and in press releases where you disclose volumes of oil and gas other than proved we ask that these disclosures also be accompanied by the following cautionary language:

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this web site, such as prospective resource or Original Oil in Place, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10K.  You can also obtain this form from the SEC by calling 1-800-SEC-0330. Additional information may be found at the following web site.

http://www.sec.gov/divisions/corpfin/guidance/cfoilgasinterps.htm

RESPONSE COMMENTS:

Noted

See our comment to item 12.   Amendments and updates to the web site will include the above cautionary language.

Thank you.

Sincerely yours,

Wiktor Musial
President